Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Preliminary Offering Circular under Regulation A of RSE Portfolio, LLC on Form 1-A to be filed on or about September 19, 2022 of our report dated September 19, 2022, on our audit of the Company and each listed Series' financial statements as of June 30, 2022, and for the period March 24, 2022 (inception) to June 30, 2022.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

September 19, 2022